
02044929


SEC MAIL PROCESSING
RECEIVED
JUL 01 2002
WASH. D.C.
152
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **December 31, 2001**

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-1941

**401(K) RETIREMENT SAVINGS PLAN
FOR CERTAIN REPRESENTED EMPLOYEES OF
BETHLEHEM STEEL CORPORATION
AND SUBSIDIARY COMPANIES**

Bethlehem Steel Corporation
1170 Eighth Avenue, Bethlehem, Pennsylvania 18016-7699
(610) 694-2424

Total Number of Pages: 14

401(K) RETIREMENT SAVINGS PLAN FOR CERTAIN REPRESENTED EMPLOYEES OF BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

CONTENTS

401(k) RETIREMENT SAVINGS PLAN FOR CERTAIN REPRESENTED EMPLOYEES
OF BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Millions)

	December 31,	
	2001	2000
Assets:		
Investments	$457.2	$497.2
Loans to participants	22.7	24.2
Receivable		
Interest	-	.2
Participant contributions	.4	.5
Net assets available for benefits	$480.3	$522.1

The accompanying notes are an integral part of these financial statements.

401(k) RETIREMENT SAVINGS PLAN FOR CERTAIN REPRESENTED EMPLOYEES OF BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Millions)

	Year Ended December 31,	
	2001	2000
Additions to net assets attributed to:		
Investment income:		
Net depreciation in fair value of investments	$(44.2)	$(31.4)
Interest	13.5	12.9
Dividends	5.7	20.0
Participant contributions	27.3	30.5
Deductions from net assets attributed to:		
Withdrawals and distributions paid to participants	(44.1)	(38.7)
Net decrease	(41.8)	(6.7)
Transfer of assets to this Plan	-	35.1
Net assets available for benefits:		
Beginning of year	522.1	493.7
End of year	$480.3	$522.1

The accompanying notes are an integral part of these financial statements.

401(k) RETIREMENT SAVINGS PLAN FOR CERTAIN REPRESENTED EMPLOYEES OF BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

NOTES TO FINANCIAL STATEMENTS

A. Description of the Plan

The 401(k) Retirement Savings Plan for Certain Represented Employees of Bethlehem Steel Corporation and Subsidiary Companies (the "Plan") was adopted by the Board of Directors of Bethlehem Steel Corporation ("Bethlehem"), effective as of January 1, 1987. The Plan is maintained pursuant to certain collective bargaining agreements. Bethlehem is the Plan Sponsor.

On October 15, 2001, Bethlehem and 22 of its wholly-owned subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States District Court for the Southern District of New York. Management of Bethlehem is in the process of developing its plan of reorganization. As of December 31, 2001, the Plan's assets included Bethlehem Common Stock in the amount of $1.5 million. The future value of Bethlehem Common Stock is currently uncertain and dependent on Bethlehem's future bankruptcy court proceedings and reorganization plan. No provision for these uncertainties or the uncertainty associated with the continuation of this Plan has been made in the Plan's financial statements.

Effective June 30, 2001, Bethlehem ceased paying dividends on its Preference and Common Stock since the General Corporation Law of the State of Delaware prohibits such payments when no surplus or net profits are legally available.

The Plan has a trust (the "Trust") under a Trust Agreement with Fidelity Management Trust Company ("Trustee"). Prior to December 1, 2000, State Street Bank and Trust Company was the Trustee of the Plan. The Employee Benefits Administration Committee (the "Committee"), consisting of five or more officers and employees of Bethlehem, has the authority and responsibility for the administration of the Plan. The Secretary of the Employee Benefits Administration Committee is the administrator of the Plan. Administrative expenses of the Plan are paid by Bethlehem.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Under the terms of the Plan, an Eligible Employee who has at least 6 months of continuous service may elect to participate in the Plan. An Eligible Employee may elect to have Before-Tax Contributions (as defined in the Plan document) of from 1% to 18% of his Eligible Earnings made under the Plan on his behalf through a salary reduction arrangement. An Eligible Employee may also elect to have a portion or all of his bonus payments under the Employee Investment Program contributed as Before-Tax Contributions. Before-Tax Contributions and earnings thereon are 100% vested immediately and cannot be forfeited.

Hourly-paid employees at the Lake Michigan & Indiana Railroad LLC first became eligible to participate in the Plan in April 2000. These employees also receive Nonelective Company Contributions (as defined in the Plan document) ranging from 1% to 3% of Eligible Earnings, depending on their length of service. Employees do not have to make Before-Tax Contributions to the Plan to receive Nonelective Company Contributions. Nonelective Company Contributions vest 100% after a participant completes five years of service. A participant who does not complete five years of service forfeits his Nonelective Company Contributions and earnings thereon. Forfeitures are used to reduce future Nonelective Company Contributions.

Active Conshohocken Production and Maintenance employees received Matching Company Contributions equal to 150% of Before-Tax Contributions up to a maximum of 3% of Eligible Earnings for the month of December 2000. These Matching Company Contributions were discontinued after December 2000. Matching Company Contributions are 100% vested immediately and cannot be forfeited.

Participants should refer to the Plan document for a complete description of Plan provisions.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in Bethlehem Common Stock and fixed income securities are valued at fair value based upon the last published quotations for the last business day of the year. Mutual fund investments are stated at fair value, representing the value at which shares of the fund may be purchased or redeemed. Investments in contracts with insurance companies are presented at contract value, representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn (see Note C). Loans to participants (see Note D) are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognizes all derivatives and measures those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. There was an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "*Audits of Employee Benefit Plans*" and Statement of Position 94-4, "*Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*," requiring benefit responsive investment contracts (including synthetic guaranteed investment contracts) to be measured at contract value. This inconsistency has been tentatively resolved by the Financial Accounting Standards Board. The tentative guidance provides that contracts accounted for under SOP 94-4 are not subject to the requirements of SFAS No. 133. Therefore, the Plan continues to account for synthetic guaranteed investment contracts at contract value. Accordingly, the adoption of SFAS No. 133 did not have a material impact on the financial statements. The carrying value of insurance contracts held by the Plan is $176.0 million at December 31, 2001, which represents contract value.

Withdrawals and Distributions

Withdrawals and distributions to participants are recorded when paid.

Participant Accounts

Participant accounts are credited with (a) Before-Tax Contributions (if elected), (b) Nonelective Company Contributions (if eligible), (c) Matching Company Contributions (if eligible) and (d) earnings thereon. The benefit to which a participant is entitled is the participant's vested account balance.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

C. Contributions and Investment Options

Before-Tax Contributions and Nonelective Company Contributions are allocated among investment funds in multiples of 1% based on each participant's election.

Investment funds include the Stable Value Fund (CIGNA), the Bethlehem Stock Fund and 31 mutual funds offering a broad range of materially different risk and return characteristics. Earnings on investments are reinvested in the fund in which they are earned.

The Stable Value Fund (CIGNA) consists of a fully benefit responsive guaranteed group annuity contract with Connecticut General Life Insurance Company ("Connecticut General") under which Connecticut General guarantees the principal and credited interest. Investments are held in an individual separate account segregated from the other assets of Connecticut General. The Stable Value Fund (CIGNA) was credited with and yielded an interest rate of 7.10% for 2001 and 7.25% for 2000. Interest earned on investments in the Stable Value Fund (CIGNA) is reinvested in that fund. As discussed in Note B, the contract is included in the financial statements at contract value due to its fully benefit responsive nature.

Contributions to the Bethlehem Stock Fund are used to purchase shares of Bethlehem Common Stock. There were no dividends on Bethlehem Common Stock for 2001 or 2000.

Matching Company Contributions for active Conshohocken Production and Maintenance employees were required to be initially invested in the Bethlehem Stock Fund. Post-1998 Matching Company Contributions could not be transferred to another investment fund or withdrawn by a participant who had not attained age 59½ for a period of two full calendar years following the year of contribution. However, effective April 1, 2002, the two-year restriction on the transfer or withdrawal of Matching Company Contributions of Bethlehem Common Stock (and earnings thereon) credited to the Bethlehem Stock Fund was eliminated. Accordingly, Matching Company Contributions of Bethlehem Stock for the year 2000 became available for immediate transfer to other investment funds and, if a participant otherwise qualified, became eligible for withdrawal prior to age 59½.

D. Participant Loans

The Plan permits an eligible participant to borrow up to 50% of his vested account balance, subject to a minimum loan of $500 and a maximum loan of $50,000. Any participant with an account balance of $1,000 or more is eligible for a loan. Effective January 1, 2000, a participant is permitted to have up to two loans outstanding at one time, and loan refinancing once every twelve months for tuition is no longer permitted.

The term of a loan can be 1, 2, 3, 4 or 5 years (12, 24, 36, 48 or 57 months prior to December 1, 2000), but a principal residence purchase loan may be for a term of 10 years (117 months prior to December 1, 2000). Interest is fixed over the repayment period at the prime rate quoted by the Wall Street Journal on the last business day of the month prior to the month in which the loan application is filed, plus 1%. Repayments of principal plus interest are made to the Loan Fund and transferred to the other investment funds in accordance with participants' current contribution investment elections.

E. Withdrawals and Distributions

A participant who has attained age 59½ can withdraw Before-Tax Contributions and pre-1989 earnings thereon. Withdrawals of Before-Tax Contributions and pre-1989 earnings thereon are permitted prior to the attainment of age 59½ only to alleviate a financial hardship. In order to qualify for a financial hardship withdrawal, a participant must first receive all available nontaxable (at the time of the loan) loans, withdrawals and distributions, other than hardship withdrawals, from the Plan and other Bethlehem plans. Post-1988 earnings on Before-Tax Contributions cannot be withdrawn.

Nonelective Company Contributions are not eligible for withdrawal unless they are vested and have been in the Plan for at least two years. Matching Company Contributions can generally be withdrawn (see Note C above).

Upon termination of a participant's employment, the participant or, in the event of a participant's death, his beneficiary may receive the amounts allocated to his account. In lieu of receiving a single-sum distribution, a participant or his beneficiary may receive installment payments or defer distribution to a later year.

F. Fair Value of Investments

The following are investments that represent 5 percent or more of the Plan's net assets (dollars in millions):

	December 31,	
	2001	2000
Stable Value Fund (CIGNA)	$176.0	$159.9
Fidelity Magellan Fund	113.7	143.4
Fidelity Mid-Cap Stock Fund	39.0	57.8
Fidelity Puritan Fund	33.2	36.1
Fidelity Growth and Income Portfolio	31.4	38.6
Spartan U. S. Equity Index Fund	25.9	33.8

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in millions):

	Year Ended December 31,	
	2001	2000
Registered investment companies	$(41.2)	$(31.1)
Common Stock	(3.0)	(.3)

G. Nonparticipant-Directed Investments

The net assets and the changes in net assets for the nonparticipant-directed investments (post-1998 Matching Company Contributions subject to the two-year restriction described above) held in the Bethlehem Stock Fund for the year ended December 31, 2001 are as follows (dollars in millions):

Net depreciation	(.2)
Net assets – Beginning of year	.3
Net assets – End of year	$ .1

Prior to April 2002, post-1998 Matching Company Contributions became participant-directed investments after a period of two full calendar years following the year of contribution. Effective April 1, 2002, all Matching Company Contributions will be participant-directed investments and can be transferred to any of the other available investment funds.

H. Related-Party Transactions

The Plan invests in shares of funds managed by Fidelity. Fidelity acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

I. Tax Status

Bethlehem has received determinations from the Internal Revenue Service, the most recent of which is dated March 5, 2002, that the Plan is a qualified plan within the meaning of Section 401(a) of the Internal Revenue Code and that the Trust is exempt from Federal income tax under Section 501(a) of such Code. The Plan has been amended since receiving the most recent determination letter. However, the Committee believes the Plan is designed and is operating in compliance with the applicable requirements of the Internal Revenue Code.

J. Plan Merger

Effective at the close of business on November 30, 2000, the Capital Accumulation Plan for

Certain Hourly Employees of the Bethlehem Lukens Plate Division was merged into this Plan. As a result of the merger, approximately $25 million dollars in assets were transferred to the Plan.

Effective at the close of business on November 30, 2000, the account balances of active Conshohocken Production and Maintenance employees in the Capital Accumulation Plan for Certain Salaried Employees of Bethlehem Lukens Plate Division were transferred into this Plan. As a result, approximately $10 million dollars in assets were transferred to the Plan.

K. Termination of the Plan

Although it has not expressed an intention to do so, Bethlehem has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan or the complete discontinuance of contributions, all amounts credited to participants' accounts will be fully vested and non-forfeitable.

401(k) RETIREMENT SAVINGS PLAN FOR CERTAIN REPRESENTED EMPLOYEES
OF BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

SCHEDULE H (LINE 4i)) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current Value
	Connecticut General Life Insurance Company	Stable Value Fund		$ 172,630,911
*	Fidelity Institutional Retirement Services Company	Fidelity Magellan Fund		113,672,316
*	Fidelity Institutional Retirement Services Company	Fidelity Mid-Cap Stock Fund		39,002,375
*	Fidelity Institutional Retirement Services Company	Fidelity Puritan Fund		33,228,108
*	Fidelity Institutional Retirement Services Company	Fidelity Growth and Income Portfolio		31,424,122
*	Fidelity Institutional Retirement Services Company	Spartan U. S. Equity Index Fund		25,854,051
	The Vanguard Group	Vanguard PRIMECAP Fund		7,261,504
	The Vanguard Group	Vanguard Windsor Fund		5,276,156
	The Vanguard Group	Vanguard Wellesley Income Fund		4,485,873
	The Vanguard Group	Vanguard U. S. Growth Fund		4,299,742
*	Fidelity Institutional Retirement Services Company	Colchester Street Trust: Money Market Portfolio: Class I		3,548,369
*	Fidelity Institutional Retirement Services Company	Fidelity Low-Priced Stock Fund		3,253,493
*	Fidelity Institutional Retirement Services Company	Fidelity U. S. Bond Index Fund		2,167,302
*	Fidelity Institutional Retirement Services Company	Fidelity Aggressive Growth Fund		1,624,810
*	Fidelity Institutional Retirement Services Company	Fidelity Equity-Income Fund		1,351,716
*	Bethlehem Steel Corporation	Bethlehem Stock Fund	$ 4,577,858	1,282,500
*	Fidelity Institutional Retirement Services Company	Fidelity Dividend Growth Fund		940,892
	The Vanguard Group	Vanguard International Value Fund		842,504
	Liberty Wanger Asset Management	Liberty Acorn Fund		788,909
*	Fidelity Institutional Retirement Services Company	Fidelity Balanced Fund		690,373
	Pacific Investment Management Company	PIMCO Total Return Fund		653,009
	INVESCO Funds Group, Inc.	INVESCO Dynamics Fund		615,456
	Franklin Templeton Investments	Franklin Small-Mid Cap Growth Fund - Class A		587,952
*	Fidelity Institutional Retirement Services Company	Fidelity Blue Chip Growth Fund		529,801
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom 2010 Fund		284,170
*	Fidelity Institutional Retirement Services Company	Fidelity Diversified International Fund		132,771
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom 2000 Fund		125,719
	The Vanguard Group	Vanguard Growth & Income Fund		124,747
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom 2020 Fund		99,555
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom Income Fund		97,383
	American Century Services Corporation	American Century International Growth Fund		90,321
	American Century Services Corporation	American Century Income & Growth Fund		88,982
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom 2030 Fund		70,786
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom 2040 Fund		10,928
	Participant Loans	Rates of 6% - 10.5% (1)		22,661,594
	Grand Total		$ 4,577,858	$ 479,799,200

* Indicates a party-in-interest.

(1) An interest rate of prime plus 1%, based on month-end prior to date of loan origination, is charged on all employee loans.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Retirement Savings Plan for Certain Represented Employees of Bethlehem Steel Corporation and Subsidiary Companies

By: ______________________
D. L. Stephenson
Chairperson, Employee Benefits Administration Committee

Dated: June 27, 2002



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Participants and Administrator of the
401(k) Retirement Savings Plan for Certain
Represented Employees of Bethlehem Steel
Corporation and Subsidiary Companies

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the 401(k) Retirement Savings Plan for Certain Represented Employees of Bethlehem Steel Corporation and Subsidiary Companies (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note A to the financial statements, Bethlehem Steel Corporation, the Plan sponsor, has filed for reorganization under the protection of Chapter 11 of the United States Bankruptcy Code. As a result of the Plan sponsor's bankruptcy filing, the valuation of certain assets maintained by the Plan in the form of investments in the Plan sponsor's common stock and the continuation of the Plan are uncertain. The financial statements do not include any adjustments that might result from these uncertainties.

PricewaterhouseCoopers LLP

June 11, 2002